UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CORNERSTONE ONDEMAND, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

21925Y103
(CUSIP Number)

John Cannon
Clearlake Capital Group, L.P.
233 Wilshire Blvd Suite 800
Santa Monica, California 90401
310-400-8800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 5, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 21925Y103	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
CLEARLAKE CAPITAL GROUP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,511,703

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,511,703

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,511,703

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D
CUSIP No. 21925Y103	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
José Enrique Feliciano

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,511,703

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,511,703

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,511,703

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13D
CUSIP No. 21925Y103	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS
Behdad Eghbali

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,511,703

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,511,703

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,511,703

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13D
CUSIP No. 21925Y103	Page 5 of 8 Pages

Item 1.	Security and Issuer

This Amendment No. 1 amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons on May 19, 2021 (collectively, the “Schedule 13D”), relating to the common stock, par value $0.0001 per share (“Common Stock”) of Cornerstone OnDemand, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 1601 Cloverfield Blvd., Suite 620 South, Santa Monica, California 90404.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 1 is incorporated by reference herein.

As described more fully in Item 4 of this Amendment No. 1, funding for the Merger (defined and described in Item 4 of this Amendment No. 1) will be obtained through a combination of cash from funds managed by Clearlake Capital Group, L.P. (“Clearlake”) (including pursuant to the commitment letter described in Item 4 below) and financing provided by J.P. Morgan, BoA Securities, Ares, Golub, Antares, Barclays, Blue Owl, BMO Capital Markets, BNP Paribas, Credit Suisse, Goldman Sachs and Jefferies.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On August 5, 2021, Sunshine Software Holdings, Inc., a Delaware corporation and affiliate of Clearlake (“Sunshine”) entered into an Agreement and Plan of Merger with the Issuer and Sunshine Software Merger Sub, Inc., a newly formed acquisition vehicle controlled by Clearlake (“Merger Sub”) (the “Merger Agreement”), pursuant to which Merger Sub would merge into the Issuer, with the Issuer surviving and becoming an indirect wholly-owned subsidiary of Sunshine.  The Merger will be funded by a combination of debt and equity capital arranged by Clearlake.

At the effective time of the Merger, each share of Common Stock outstanding at the time will be converted into the right to receive $57.50 per share in cash, without interest and subject to any required tax withholding.  The Merger Agreement and the Merger were unanimously approved by the Issuer’s board of directors (the “Board”) and the Board has resolved to recommend to the shareholders of Common Stock to adopt the Merger Agreement and approve the Merger. The Issuer has agreed to hold a special meeting of its shareholders to obtain the necessary approval of shareholders of Common Stock. If the Merger is consummated, the Issuer will become a privately held company owned by Clearlake and the Issuer’s Common Stock would become delisted from the Nasdaq Stock Market.

The Merger Agreement contains customary representations and warranties from the parties to the Merger Agreement, and each such party has agreed to customary covenants. The closing of the Merger is subject to the approval of the shareholders of Common Stock as well as customary government approvals and closing conditions, but is not subject to a financing condition and is expected to close in the second half of 2021, pending satisfaction of the applicable conditions.

Concurrently with the execution of the Merger Agreement, and as a condition and inducement to the Issuer’s willingness to enter into the Merger Agreement, Sunshine and Merger Sub have delivered (a) a limited guaranty from Clearlake Capital Partners V, L.P., Clearlake Capital Partners V (Offshore), L.P., Clearlake Capital Partners V (USTE), L.P., Clearlake Capital Partners VI, L.P., Clearlake Capital Partners VI (Offshore), L.P., Clearlake Capital Partners VI (USTE), L.P. and Clearlake Flagship Plus Partners (Master), L.P., each an affiliate of Sunshine (collectively, the “Guarantors”), in favor of the Issuer and pursuant to which, subject to the terms and conditions contained therein, the Guarantors are guaranteeing certain obligations of Sunshine and Merger Sub in connection with the Merger Agreement and (b) a commitment letter between Sunshine and the Guarantors, pursuant to which the Guarantors have committed, subject to the terms and conditions thereof, to invest in Sunshine, directly or indirectly, the cash amount set forth therein.

SCHEDULE 13D
CUSIP No. 21925Y103	Page 6 of 8 Pages

Also concurrently with the execution of the Merger Agreement, and as a condition and inducement to the willingness of the Issuer, Sunshine and Merger Sub to enter into the Merger Agreement: (i) certain affiliates of Silver Lake Group, L.L.C. (“Silver Lake”) who own in the aggregate, $294,000,000.00 principal amount of the 5.75% Convertible Senior Notes due 2023 issued by the Issuer (“Convertible Notes”), entered into a support agreement, dated August 5, 2021, with Sunshine, Merger Sub and the Issuer (the “Silver Lake Support Agreements”), pursuant to which, among other things, Silver Lake agreed, subject to certain limited exceptions, to not transfer or convert the Convertible Notes; (ii) Adam Miller (including related trusts and foundations), co-Chair of the Issuer’s board of directors, who beneficially owns an aggregate 4,691,789 shares of Common Stock, including 951,921 shares held in the form of options, RSUs or PRSUs, entered into a voting and support agreement, dated August 5, 2021, with Sunshine, Merger Sub and the Issuer (the “Miller Support Agreement), pursuant to which, among other things, Mr. Miller agreed, subject to certain limited exceptions, to not transfer any shares of Common Stock beneficially owned by him and to vote all shares of Common Stock owned by him in favor of the Merger and adoption of the Merger Agreement; (iii) Vector Capital V, L.P. and Vector Entrepreneur Fund V, L.P. (collectively, “Vector”), who own in the aggregate 1,198,479 shares of Common Stock, entered into a voting and support agreement, dated August 5, 2021, with Sunshine and the Issuer (the “Vector Support Agreement”), pursuant to which, among other things, Vector agreed, subject to certain limited exceptions, to not transfer any shares of Common Stock beneficially owned by them and to vote all shares of Common Stock owned by them in favor of the Merger and adoption of the Merger Agreement; and (vi) Clearlake Capital Partners VI Finance, L.P. entered into a voting and support agreement, dated August 5, 2021, with Sunshine and the Issuer (the “Clearlake Support Agreement” and, together with the Silver Lake Support Agreement, Miller Support Agreement and Vector Support Agreement, the “Support Agreements”), pursuant to which, among other things, Clearlake Capital Partners VI agreed, subject to certain limited exceptions, to not transfer any shares of Common Stock beneficially owned by it and to vote all of the shares of Common Stock owned by it in favor of the Merger and the adoption of the Merger Agreement.  The Support Agreements represent, in the aggregate, approximately 15.65% of the outstanding shares of Common Stock and the obligations thereunder continue until the earliest to occur of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms.

Also on August 5, 2021, Vector entered into a Class A-1 Common Stock Purchase Agreement (“Purchase Agreement”) with Sunshine, pursuant to which Vector agreed to contribute the 1,198,479 shares of Common Stock owned by Vector (“Company Shares”) to Sunshine in exchange for 6,891,254 shares of the common equity of Sunshine for an aggregate purchase price of $68,912,542.50.  In addition, substantially contemporaneous with the consummation of the closing of the Merger, Vector agreed to purchase an additional 3,108,745 shares of the common equity of Sunshine for an aggregate purchase price equal to approximately $31,087,457.50 in cash.  The closing of the Purchase Agreement shall occur on the date of, and substantially contemporaneously with, the closing of the Merger. Accordingly, upon closing of the Merger, pursuant to the terms and subject to the conditions of the Purchase Agreement, Vector will hold a minority ownership position in Sunshine.  If for any reason, the Merger Agreement is terminated, the Purchase Agreement will be null and void.

By virtue of the Support Agreements and Purchase Agreement, the Reporting Persons could be deemed to be a member of a “group” with Silver Lake, Mr. Miller and Vector for purposes of Section 13(d) of the Act.  However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons, Vector, Silver Lake and Mr. Miller are members of any such group.  Each of Silver Lake, Mr. Miller and Vector (collectively, the “Separately Reporting Persons”) separately comply with their reporting obligations under Section 13(d) and (g) and Section 16 of the Act, as applicable. Each Reporting Person disclaims beneficial ownership of any shares of Common Stock that may be deemed to be beneficially owned by the Separately Reporting Persons.

The foregoing description of each of the Merger Agreement, the Support Agreements and the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, the Silver Lake Support Agreements and the Miller Support Agreement, and the form of the Purchase Agreement, the Vector Support Agreement and the Clearlake Support Agreement, each of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

SCHEDULE 13D
CUSIP No. 21925Y103	Page 7 of 8 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 1 is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.4         Agreement and Plan of Merger, dated August 5, 2021, among Cornerstone OnDemand, Inc., Sunshine Software Holdings, Inc. and Sunshine Software Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 6, 2021).

Exhibit 99.5:        Form of Class A-1 Common Stock Purchase Agreement, dated August 5, 2021, by and between Sunshine Software Holdings, Inc., Vector Capital V, L.P. and Vector Entrepreneur Fund V, L.P.

Exhibit 99.6:       Support Agreement, dated August 5, 2021, by and among Sunshine Software Holdings, Inc., Sunshine Software Merger Sub, Inc., SLA CM Chicago Holdings, L.P. and Cornerstone OnDemand, Inc. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 6, 2021)

Exhibit 99.7:        Support Agreement, dated August 5, 2021, by and among Sunshine Software Holdings, Inc., Sunshine Software Merger Sub, Inc., SLA Chicago Co-Invest II, L.P. and Cornerstone OnDemand, Inc. (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 6, 2021)

Exhibit 99.8:       Voting and Support Agreement, dated August 5, 2021, by and among Sunshine Software Holdings, Inc., Sunshine Software Merger Sub, Inc., Adam Miller (including related trusts and foundations), and Cornerstone OnDemand, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 6, 2021)

Exhibit 99.9:        Form of Voting and Support Agreement, dated August 5, 2021, by and among Sunshine Software Holdings, Inc., Vector Capital V, L.P., Vector Entrepreneur Fund V, L.P. and Cornerstone OnDemand, Inc. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 6, 2021)

Exhibit 99.10:      Form of Voting and Support Agreement, dated August 5, 2021, by and among Sunshine Software Holdings, Inc., Clearlake Capital Partners VI Finance, L.P. and Cornerstone OnDemand, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 6, 2021)

SCHEDULE 13D
CUSIP No. 21925Y103	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2021

CLEARLAKE CAPITAL GROUP, L.P.

By:	/s/ John Cannon
	Name:	John Cannon
	Title:	Attorney-in-Fact

José Enrique Feliciano

By:	/s/ John Cannon
	Name:	John Cannon
	Title:	Attorney-in-Fact

Behdad Eghbali

By:	/s/ John Cannon
	Name:	John Cannon
	Title:	Attorney-in-Fact

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).